Exhibit 99.10

Rio Tinto

Summary financial statements 2008

Focusing on our strengths

Rio Tinto

Rio Tinto
2008

Rio Tinto is a leading international business
involved in each stage of metal and mineral production. The Group combines Rio Tinto plc, which is listed on the London Stock Exchange, and Rio Tinto Limited, which is listed on the Australian Securities Exchange. We aim to operate as a seamless organisation that maximises the benefits of standard and shared approaches for every activity.
We find, mine and process the Earth’s mineral resources
that fulfil vital consumer needs and improve world living standards. We produce aluminium, copper, diamonds, coal, iron ore, uranium, gold and industrial minerals (borates, titanium dioxide, salt, talc). With production mainly in Australia and North America, we operate in more than 50 countries and employ about 106,000 people.
We promote health, safety, and sustainable development
wherever Rio Tinto operates. The health and safety of our employees, and a contribution to sustainable development, are key priorities. We work as closely as possible with host countries and communities, respecting their laws and customs and ensuring a fair share of benefits and opportunities.
The Group’s objective is to maximise its value
and the long term return delivered to shareholders by finding, mining and processing natural resources across the globe. Our proven strategy to achieve this goal is to invest in large, long term, cost competitive mines and businesses.
Front cover image: Rio Tinto Iron Ore
trains in the Pilbara, Western Australia.

2008 Summary financial statements

The majority of Rio Tinto shareholders choose to receive the Annual report with these Summary financial statements. The Summary financial statements do not allow as full an understanding of the Group as is provided in the Full financial statements. The Annual report together with the Full financial statements comply with Australian and UK statutory requirements. Copies of the Full financial statements may be obtained free of charge from the Companies’ registrars whose details can be found in Useful addresses on page 180 of the Annual report.

Contents

Summary financial statements	2
Summary income statement	2
Summary balance sheet	3
Reconciliation with Australian IFRS	4
Net earnings and Underlying earnings	4
Summary cash flow statement	5
Summary financial data in Australian dollars, Sterling and US dollars	5
Australian Corporations Act – summary of ASIC relief	6
Independent auditors’ statement	7
Rio Tinto financial information by business unit	8

Rio Tinto 2008 Summary financial statements    1

Summary financial statements

These Summary financial statements have been extracted from the Full financial statements, which have been reported on by the auditors, and which will be filed with the United Kingdom Registrar of Companies and the Australian Securities and Investments Commission. The auditors’
report of the Full financial statements is unqualified and does not contain a statement under either S237(2) or S237(3) of the UK Companies Act 1985. The Summary financial statements do not contain sufficient information to allow as full an understanding of the results and affairs of the Group and parent companies as is provided in the Full financial statements. Copies of the 2008 Annual report and Full financial statements may be obtained from the addresses shown on page 180 of the
Annual report.

Summary income statement
Years ended 31 December

	2008	2007
	US$m	US$m

Gross sales revenue (including share of equity accounted units) (a)	58,065	33,518

Continuing operations
Consolidated sales revenue	54,264	29,700
Net operating costs (excluding items shown separately)	(37,641)	(20,752)
Impairment charges net of reversals (b)	(8,015)	(58)
Profit on disposal of interests in businesses (c)	2,231	2
Exploration and evaluation costs	(1,134)	(574)
Profit on disposal of interests in undeveloped projects (d)	489	253

Operating profit	10,194	8,571
Share of profit after tax of equity accounted units	1,039	1,584

Profit before finance items and taxation	11,233	10,155

Finance items
Net exchange (losses)/gains on external debt and intragroup balances	(176)	194
Net (losses)/gains on derivatives not qualifying for hedge accounting	(173)	57
Interest receivable and similar income	204	134
Interest payable and similar charges	(1,618)	(538)
Amortisation of discount	(292)	(166)

	(2,055)	(319)

Profit before taxation	9,178	9,836
Taxation	(3,742)	(2,090)

Profit from continuing operations	5,436	7,746

Discontinued operations
Loss after tax from discontinued operations (e)	(827)	–

Profit for the year	4,609	7,746
– attributable to outside equity shareholders	933	434
– attributable to equity shareholders of Rio Tinto (Net earnings)	3,676	7,312

Basic earnings/(loss) per share
Profit from continuing operations (f)	350.8c	568.7c
Loss from discontinued operations (f)	(64.4c )	–

Profit for the year	286.4c	568.7c

Diluted earnings/(loss) per share
Profit from continuing operations (f)	349.2c	566.3c
Loss from discontinued operations (f)	(64.1c )	–

Profit for the year	285.1c	566.3c

Dividends paid during the year (US$m)	1,933	1,507
Dividends per share: paid during the year	152.0c	116.0c
Dividends per share: proposed in the announcement of the results for the year	68.0c	84.0c

(a)	Gross sales revenue includes the sales revenue of equity accounted units of US$3,801 million (2007: US$3,818 million) in addition to Consolidated sales revenue, which relates only to subsidiary companies.

(b)	Of the US$8,015 million included in ‘Impairment charges net of reversals’, US$7,341 million relates to the Group’s aluminium businesses excluding Alcan Packaging, which is discussed separately in (e) below. Of this amount, US$6,608 million has been allocated to goodwill.

(c)	Gains arising on the disposal of interests in businesses relate principally to sales of the Cortez gold mine and the Greens Creek mine.

(d)	Gains arising on the disposal of interests in undeveloped projects are stated net of charges of US$156 million (2007: nil), related to such projects.
(e)	The impairment of the Alcan Packaging business is based on the Group’s best estimate of expected proceeds to be realised on sale of Alcan Packaging, less an estimate of remaining costs to sell.

(f)	For the purposes of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the year was 1,283.5 million (2007: 1,285.8 million), being the average number of Rio Tinto plc shares outstanding of 997.8 million (2007: 1,000.1 million), plus the average number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc of 285.7 million (2007: 285.7 million). The profit figure used in calculating basic and diluted earnings per share is based on profit attributable to equity shareholders of Rio Tinto.

For the purposes of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

2     Rio Tinto 2008 Summary financial statements

Summary balance sheet
At 31 December

		Restated (c)
	2008	2007
	US$m	US$m

Non current assets
Goodwill	14,296	21,105
Intangible assets	6,285	6,804
Property, plant and equipment	41,753	41,968
Investments in equity accounted units	5,053	5,744
Loans to equity accounted units	264	267
Inventories	166	178
Trade and other receivables	1,111	1,784
Deferred tax assets	1,367	585
Tax recoverable	220	147
Other financial assets	666	578

	71,181	79,160
Current assets
Inventories	5,607	5,397
Trade and other receivables	5,401	6,500
Assets held for sale (a)	5,325	7,024
Loans to equity accounted units	251	117
Tax recoverable	406	206
Other financial assets	264	1,042
Cash and cash equivalents	1,181	1,645

	18,435	21,931
Current liabilities
Bank overdrafts repayable on demand	(147)	(104)
Borrowings	(9,887)	(8,109)
Trade and other payables	(7,197)	(6,532)
Liabilities of disposal groups held for sale (a)	(2,121)	(2,632)
Other financial liabilities	(480)	(932)
Tax payable	(1,442)	(476)
Provisions	(826)	(766)

	(22,100)	(19,551)

Net current (liabilities)/assets	(3,665)	2,380

Non current liabilities
Borrowings	(29,724)	(38,656)
Trade and other payables	(452)	(487)
Other financial liabilities	(268)	(496)
Tax payable	(450)	(361)
Deferred tax liabilities	(4,054)	(4,912)
Provision for post retirement benefits	(3,601)	(3,233)
Other provisions	(6,506)	(7,102)

	(45,055)	(55,247)

Net assets	22,461	26,293

Equity attributable to Rio Tinto shareholders (b)	20,638	24,772
Attributable to outside equity shareholders	1,823	1,521

Total equity	22,461	26,293

(a)	Assets and liabilities held for sale as at 31 December 2008 comprise the Alcan Packaging group. Assets and liabilities held for sale as at 31 December 2007 comprised the Alcan Packaging group and the Tarong Coal mine, which was in the Energy product group. The Tarong mine was sold on 31 January 2008 for an amount in excess of its carrying value. The Alcan Packaging group was acquired with a view to resale.

(b)	At 31 December 2008, Rio Tinto plc had 998.2 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 285.7 million shares in issue, excluding those held by Rio Tinto plc. Net tangible assets per share as defined by the

ASX amounted to US$0.04 (2007 restated: US$2.45 net tangible liabilities).

(c)	The 31 December 2007 balance sheet has been restated for the revisions to Alcan’s fair value accounting, which was finalised in 2008.

The Full financial statements were approved by the directors on 6 March 2009 and signed on their behalf by

Paul Skinner Chairman	Tom Albanese Chief executive	Guy Elliott Finance director
Rio Tinto 2008 Summary financial statements      3

Reconciliation with Australian IFRS

The Group’s financial statements have been prepared in accordance with IFRS as adopted by the European Union (‘EU IFRS’), which differs in certain respects from the version of IFRS that is applicable in Australia (‘Australian IFRS’).
     Prior to 1 January 2004, the Group’s financial statements were prepared in accordance with UK GAAP. Under EU IFRS goodwill on acquisitions prior to 1998, which was eliminated directly against equity in the Group’s UK GAAP financial statements, has not been reinstated. This was permitted under the rules governing the transition to EU IFRS set out in IFRS 1. The equivalent Australian Standard, AASB 1, does not provide for the netting of goodwill against equity. As a consequence, shareholders’ funds under Australian IFRS include the residue of such goodwill, which amounted to US$752 million at 31 December 2008 (2007: US$736 million).
     Save for the exception described above, the Group’s financial statements drawn up in accordance with EU IFRS are consistent with the requirements of Australian IFRS.

Net earnings and Underlying earnings

	2008	2007
	US$m	US$m

Underlying earnings	10,303	7,443

Items excluded from Underlying earnings
Profits less losses on disposal of interests in businesses (a)	1,470	1
Net impairment charges (b)	(7,579)	(113)
Impairment of discontinued operations (b)	(827)	–
Exchange differences and gains/(losses) on derivatives:
– Exchange gains/(losses) on US dollar net debt and intragroup balances (c)	960	156
– (Losses)/gains on currency and interest rate derivatives not qualifying for hedge accounting (d), (e)	(22)	34
– Losses on commodity derivatives not qualifying for hedge accounting (f)	(95)	–
Other exclusions (g)	(534)	(209)

Net earnings	3,676	7,312

‘Underlying earnings’ is an alternative measure of earnings, which is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and Net earnings both represent amounts attributable to Rio Tinto shareholders. Items (a) to (g) below are excluded from Net earnings in arriving at Underlying earnings.

(a)	Gains arising on the disposal of interests in businesses relate principally to the sale of the Cortez gold mine and the Greens Creek mine. Gains arising on the disposal of interests in undeveloped projects are not excluded from Underlying earnings.

(b)	Charges relating to impairment of goodwill and other non-current assets other than undeveloped projects but including discontinued operations (net amount US$8,406 million). 2008 includes impairment charges of US$15 million relating to equity accounted units.

(c)	Exchange gains and losses on US dollar debt and in intragroup balances. The tax on exchange gains and losses on external debt and intragroup balances includes a benefit of US$254 million through recovery of tax relating to prior years. It also includes tax relief for losses on US dollar denominated debt.

(d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts.

(e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(f)	Valuation changes on commodity derivatives, including those embedded in commercial contracts, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(g)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance.

During 2008, the Group incurred advisory and other costs related to the rejection by the board of the pre-conditional takeover proposal from BHP Billiton which was withdrawn in November. These costs totalled US$270 million in 2008 and have been excluded from Underlying earnings. Other charges excluded from Underlying earnings comprise costs relating to non recurring acquisitions, disposals and similar corporate projects.

4     Rio Tinto 2008 Summary financial statements

Summary cash flow statement
Years ended 31 December

	2008	2007
	US$m	US$m

Cash flows from consolidated operations	19,195	10,805
Dividends from equity accounted units	1,473	1,764

Cash flows from operations	20,668	12,569
Net interest paid	(1,538)	(489)
Dividends paid to outside shareholders of subsidiaries	(348)	(168)
Tax paid	(3,899)	(3,421)

Net cash generated from operating activities	14,883	8,491

Cash flows from investing activities
Net disposals/(acquisitions) of subsidiaries, joint ventures & associates	2,563	(37,526)
Purchase of property, plant & equipment and intangible assets	(8,574)	(5,000)
Sales of financial assets	171	49
Purchases of financial assets	(288)	(273)
Other funding of equity accounted units	(334)	(216)
Other investing cash flows	281	224

Cash used in investing activities	(6,181)	(42,742)

Cash flows before financing activities	8,702	(34,251)

Financing activities
Equity dividends paid to Rio Tinto shareholders	(1,933)	(1,507)
Own shares purchased from Rio Tinto shareholders	–	(1,648)
Proceeds from issue of ordinary shares in Rio Tinto	23	37
Proceeds from issue of ordinary shares in subsidiaries to outside shareholders	72	37
Draw down less repayment of net debt	(6,864)	37,332

	(8,702)	34,251

Summary financial data in Australian dollars, Sterling and US dollars

2008	2007	2008	2007		2008	2007
A$m	A$m	£m	£m		US$m	US$m

67,517	39,957	31,218	16,741	Gross sales revenue	58,065	33,518

63,098	35,405	29,174	14,834	Consolidated sales revenue	54,264	29,700

10,672	11,725	4,934	4,913	Profit before taxation from continuing operations	9,178	9,836

6,321	9,234	2,923	3,869	Profit for the year from continuing operations	5,436	7,746

(962)	–	(445)	–	Loss for the year from discontinued operations	(827)	–

				Net earnings attributable to shareholders
4,274	8,717	1,976	3,652	of Rio Tinto	3,676	7,312

11,980	8,873	5,539	3,718	Underlying earnings (a)	10,303	7,443

				Basic earnings per ordinary share from continuing
407.9c	677.9c	188.6p	284.0p	operations (c)	350.8c	568.7c

933.4c	690.1c	431.6p	289.1p	Basic Underlying earnings per ordinary share (a),(c)	802.7c	578.9c

				Dividends per share to Rio Tinto shareholders
170.37c	143.53c	79.38p	58.22p	– paid	152.0c	116.0c
101.48c	93.02c	46.29p	43.13p	– proposed final dividend	68.0c	84.0c

10,119	(40,830)	4,678	(17,107)	Cash flow before financing activities	8,702	(34,251)

(56,046)	(51,353)	(26,856)	(22,709)	Net debt (2007 restated)	(38,672)	(45,191)

29,910	28,214	14,332	12,444	Equity attributable to Rio Tinto shareholders	20,638	24,772

(a)	Underlying earnings exclude impairment charges and other net expenses of US$6,627 million (2007: US$131 million net expenses), which are analysed on page 4.

(b)	The financial data above has been extracted from the summary financial statements.

The Australian dollar and Sterling amounts are based on the US dollar amounts, retranslated at average or closing rates as appropriate, except for the dividends which are the actual amounts payable.

(c)	Basic earnings per ordinary share and basic Underlying earnings per ordinary share do not recognise the dilution resulting from share options in issue.

Rio Tinto 2008 Summary financial statements      5

Australian Corporations Act – summary of ASIC relief

Pursuant to section 340 of the Corporations Act 2001 (“Corporations Act”), the Australian Securities and Investments Commission issued an order dated 27 January 2006 (as amended on 22 December 2006) that granted relief to Rio Tinto Limited from certain requirements of the Corporations Act in relation to the Company’s financial statements and associated reports. The order essentially continues the relief that has applied to Rio Tinto Limited since the formation of the Group’s Dual Listed Companies (“DLC”) structure in 1995. The order applied to Rio Tinto Limited’s financial reporting obligations for financial years and half-years ending between 31 December 2005 and 31 December 2009 (inclusive).
     In essence, instead of being required under the Corporations Act to prepare consolidated financial statements covering only itself and its controlled entities, the order allows Rio Tinto Limited to prepare consolidated financial statements in which it, Rio Tinto plc and their respective controlled entities are treated as a single economic entity. In addition, those consolidated financial statements are to be prepared:
–	in accordance with the principles and requirements of International Financial Reporting Standards as adopted by the European Union (“EU IFRS”) rather than the Australian equivalents of International Financial Reporting Standards (“AIFRS”) (except for one limited instance in the case of any concise report), and in accordance with United Kingdom financial reporting obligations generally;

–	on the basis that the transitional provisions of International Financial Reporting Standard 1 “First-time Adoption of International Financial Reporting Standards” should be applied using the combined financial statements previously prepared for Rio Tinto Limited, Rio Tinto plc and their respective controlled entities under Generally Accepted Accounting Principles in the United Kingdom, under which the DLC merger between Rio Tinto Limited and Rio Tinto plc was accounted for using “merger”, rather than “acquisition”, accounting (reflecting that neither Rio Tinto Limited nor Rio Tinto plc was acquired by, or is controlled by, the other, and meaning that the existing carrying amounts, rather than fair values, of assets and liabilities at the time of the DLC merger were used to measure those assets and liabilities at formation);

–	on the basis that Rio Tinto Limited and Rio Tinto plc are a single company (with their respective shareholders being the shareholders in that single company); and

–	with a reconciliation, from EU IFRS to AIFRS, of the following amounts: consolidated profit for the financial year, total consolidated recognised income for the financial year and total consolidated equity at the end of the financial year (see page 4).
Those consolidated financial statements must also be audited in accordance with relevant United Kingdom requirements. Rio Tinto Limited must also prepare a directors’ report which satisfies the content requirements of the Corporations Act (applied on the basis that the consolidated entity for those purposes is the Group), except that the order allows Rio Tinto Limited to prepare a separate Remuneration report that is merely cross-referenced in the directors’ report, instead of including in the Directors’ report the Remuneration report otherwise required by the Corporations Act. The separate Remuneration report (see pages 141 to 157 of the Annual report) must include all the information required to be included in a remuneration report under the Corporations Act, as well as the information required by AIFRS (namely, AASB 124 ‘Related Party Disclosures’) dealing with compensation of directors and executives who are “key management personnel”, and certain other disclosures.
     Rio Tinto Limited is also required to comply generally with the lodgement and distribution requirements of the Corporations Act (including timing requirements) in relation to those consolidated financial statements (including any concise financial statements), the auditor’s report and the directors’ report. The separate Remuneration report is also required to be lodged with the Australian Securities and Investments Commission at the same time as the consolidated financial statements, and Rio Tinto Limited must not distribute or make available the Remuneration report without the consolidated financial statements and directors’ report. At the Company’s AGM, it is required to allow shareholders to vote on a non binding resolution to adopt the Remuneration report, on the same basis as would otherwise be required for a Remuneration report under the Corporations Act.
     Rio Tinto Limited is not required to prepare separate consolidated financial statements solely for it and its controlled entities. Rio Tinto Limited is required to prepare and lodge parent entity financial statements for itself in respect of each relevant financial year, in accordance with the principles and requirements of AIFRS (other than in respect of key management personnel compensation disclosures under AASB 124, which as noted above are instead incorporated into the separate Remuneration report), and to have those statements audited. Those financial statements are not required to be laid before the Company’s AGM or distributed to shareholders as a matter of course.
     However, Rio Tinto Limited must:
–	include in the consolidated financial statements for the Group, as a note, Rio Tinto Limited’s parent entity balance sheet, income statement, statement of changes in equity and statement of cashflows, prepared in accordance with AIFRS; and

–	make available the full parent entity financial statements free of charge to shareholders on request, and also include a copy of them on the Company’s website.
The parent entity financial statements are available for download from the Rio Tinto website at www.riotinto.com. Shareholders may also request a copy free of charge by contacting the Rio Tinto Limited company secretary.

6     Rio Tinto 2008 Summary financial statements

Independent auditors’ statement

To the members of Rio Tinto plc and Rio Tinto Limited
We have examined the summary financial statements of the Rio Tinto Group, which comprise the Summary income statement, the Summary balance sheet, the Summary cash flow statement, the Reconciliation with Australian IFRS, the note on ‘Net earnings and Underlying earnings’, the financial information by business unit and the Remuneration report set out on pages 141 to 157 of the accompanying Annual report (the ‘2008 Summary financial statements’)
Respective responsibilities of directors and auditors
The directors are responsible for preparing the 2008 Summary financial statements in accordance with applicable law.
     Our responsibility is to report to you our opinion on the consistency of the 2008 Summary financial statements with the Full financial statements and the Remuneration report set out in the Annual report and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on
22 December 2006), and the regulations made thereunder.
     We also read the other information contained in the 2008 Summary financial statements and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements. The other information comprises the Summary financial data in Australian dollars, Sterling and US dollars and the note ‘Australian Corporations Act – summary ASIC relief’ and the following sections of the Annual report: the Chairman’s statement, the Directors’ report, the unaudited portion of the Remuneration report, Group financial performance, the Financial review, the Corporate governance statement and all other information listed on the Contents page.
     This statement, including the opinion, has been prepared for and only for each company’s members as a body in accordance with Section 251 of the United Kingdom Companies Act 1985 (in respect of Rio Tinto plc) and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006) (in respect of Rio Tinto Limited) and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board for use in the United Kingdom. Our report on the Rio Tinto Group’s full annual financial statements describes the basis of our audit opinions on those financial statements and the Remuneration report.
Opinion
In our opinion the 2008 Summary financial statements are consistent with the Full financial statements and the Remuneration report of the Rio Tinto Group for the year ended 31 December 2008 and comply with the applicable requirements of Section 251 of the United Kingdom Companies Act 1985 and Section 314 of the Australian Corporations Act 2001 as amended by the Australian Securities and Investments Commission order dated 27 January 2006 (as amended on 22 December 2006), and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants &
Registered Auditors
London
6 March 2009
in respect of the members of
Rio Tinto plc
Robert Hubbard
Partner
PricewaterhouseCoopers
Brisbane
6 March 2009
in respect of the members of
Rio Tinto Limited
Liability limited by a scheme approved
under Professional Standards Legislation

Rio Tinto 2008 Summary financial statements      7

Rio Tinto financial information by business unit
Years ended 31 December

			Gross revenue (a)		Net earnings (b)
	Rio Tinto interest		2008	2007	2008	2007
	%		US$m	US$m	US$m	US$m

Iron Ore
Hamersley Iron (including HIsmelt®) (c)	100.0		11,006	6,155	4,642	2,151
Robe River (d)	53.0		2,728	1,640	1,062	503
Iron Ore Company of Canada	58.7		2,065	943	443	104
Rio Tinto Brasil	100.0		176	61	44	(12)
Dampier Salt	68.4		377	269	40	13

Product group operations			16,352	9,068	6,231	2,759
Evaluation projects/other			175	125	(214)	(95)

			16,527	9,193	6,017	2,664

Aluminium
Product group operations	(e	)	23,795	7,309	1,255	1,119
Evaluation projects/other			44	50	(71)	(22)

			23,839	7,359	1,184	1,097

Copper & Diamonds
Kennecott Utah Copper	100.0		2,609	3,539	998	1,649
Escondida	30.0		2,402	3,103	836	1,525
Grasberg joint venture	(f	)	53	461	4	159
Palabora	57.7		560	689	49	58
Kennecott Minerals	100.0		81	338	31	106
Northparkes	80.0		124	371	(12)	137
Diamonds	(g	)	840	1,020	137	280

Product group operations			6,669	9,521	2,043	3,914
Evaluation projects/other			–	–	(285)	(163)

			6,669	9,521	1,758	3,751

Energy & Minerals
RTEA	100.0		1,869	1,560	147	132
Rio Tinto Coal Australia	(h	)	5,142	2,272	1,721	246
Rössing	68.6		548	486	101	95
Energy Resources of Australia	68.4		418	303	141	38
Rio Tinto Iron and Titanium	(i	)	1,919	1,673	295	164
Rio Tinto Minerals	(j	)	1,061	965	86	71

Product group operations			10,957	7,259	2,491	746
Evaluation projects/other			41	144	396	(59)

			10,998	7,403	2,887	687

Other operations			44	55	(52)	15

			58,077	33,531	11,794	8,214

Other items			(12)	(13)	(337)	(526)
Exploration and evaluation					(124)	20
Net interest					(1,030)	(265)

Underlying earnings					10,303	7,443
Items excluded from underlying earnings					(6,627)	(131)

Total			58,065	33,518	3,676	7,312

Business units have been classified according to the Group’s management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations.

The following changes have been made to the way Rio Tinto presents its financial information by business unit during 2008.
Industrial Minerals was combined with Energy to form the Energy & Minerals product group.
Diamonds was combined with Copper to form the Copper & Diamonds product group.
Dampier Salt was reclassified from the Minerals product group to the Iron Ore product group.
Information for 2007 has been reclassified accordingly.

(a)	Gross sales revenue includes 100 per cent of subsidiaries’ sales revenue and the Group’s share of the sales revenue of equity accounted units.

(b)	Net earnings represent profit after tax for the year attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before finance items but after the amortisation of the discount related to provisions. Earnings attributable to equity accounted units include interest charges and amortisation of discount. Earnings attributed to business units do not include amounts that are excluded in arriving at Underlying earnings.

(c)	Includes Rio Tinto’s interests in Hamersley Iron (100 per cent) and HIsmelt (60 per cent).

(d)	The Group holds 65 per cent of Robe River Iron Associates, of which 30 per cent is held through a 60 per cent owned subsidiary. The Group’s net beneficial interest is therefore 53 per cent, net of amounts attributable to outside equity shareholders.

8     Rio Tinto 2008 Summary financial statements

Rio Tinto financial information by business unit (continued)

	Capital expenditure (k)		Operating assets (l)
	2008	2007	2008	2007
	US$m	US$m	US$m	US$m

Iron Ore
Hamersley Iron (including HIsmelt®) (c)	1,860	1,597	5,170	6,133
Robe River (d)	683	241	1,622	1,877
Iron Ore Company of Canada	256	163	482	869
Rio Tinto Brasil	146	30	207	135
Dampier Salt	27	20	154	273
Other	24	34	(3)	24

	2,996	2,085	7,632	9,311

Aluminium	2,671	612	35,730	43,885

Copper & Diamonds
Kennecott Utah Copper	316	282	1,750	1,694
Escondida	120	170	849	1,045
Grasberg joint venture	32	76	426	410
Palabora	40	27	123	84
Kennecott Minerals	71	84	30	236
Northparkes	105	55	187	151
Diamonds	652	525	1,340	1,241
Other	132	22	831	498

	1,468	1,241	5,536	5,359

Energy & Minerals
RTEA	204	226	1,090	1,163
Rio Tinto Coal Australia	449	226	1,134	1,755
Rössing	73	57	229	151
Energy Resources of Australia	144	80	212	296
Rio Tinto Iron and Titanium	563	494	2,122	2,202
Rio Tinto Minerals	63	51	792	892
Other	5	17	60	58

	1,501	1,151	5,639	6,517

Other operations	192	37	560	139
Net assets held for sale (m)	–	–	3,204	4,392
Other items	151	144	1,009	360
Less: equity accounted units	(491)	(302)	–	–

Total	8,488	4,968	59,310	69,963

Less: Net debt			(38,672)	(45,191)

Equity attributable to Rio Tinto shareholders			20,638	24,772

(e)	Includes the Alcan group, excluding Packaging which is shown as an ‘Asset Held for Sale’, acquired in 2007 together with the aluminium business previously owned by Rio Tinto.

(f)	Under the terms of a joint venture agreement, Rio Tinto is entitled to 40 per cent of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)	Diamonds includes Rio Tinto’s interests in Argyle (100 per cent), Diavik (60 per cent) and Murowa (77.8 per cent).

(h)	Includes Rio Tinto’s 75.7 per cent interest in Coal and Allied, which is managed by Rio Tinto Coal Australia, a 100 per cent subsidiary of Rio Tinto. The Group owns a 40 per cent interest in Bengalla and 80 per cent interest in Mount Thorley through 75.71 per cent investment in Coal and Allied, giving a beneficial interest to the Group of 30.3 per cent and 60.6 per cent, respectively.

(i)	Includes Rio Tinto’s interests in QIT (100 per cent) and Richards Bay Iron and Titanium (Pty) Limited (50 per cent).

(j)	Includes Rio Tinto’s interests in Rio Tinto Borax (100 per cent) and Luzenac Talc (100 per cent).

(k)	Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiary’s capital expenditure and Rio Tinto’s share of the capital expenditure of equity accounted units. Amounts relating to equity accounted units not specifically funded by Rio Tinto are deducted before arriving at total capital expenditure for the Group.

(l)	Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (i.e. net of such companies’ debt). For equity accounted units, Rio Tinto’s net investment is shown.

(m)	On this line, operating assets deal with Alcan Packaging and other assets held for sale. The remaining data on this line relates only to Alcan Packaging.

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Summary financial statements 2008